EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Three months ended March 31, (in millions, except ratios)	2010

Excluding interest on deposits
Income before income tax expense	$4,537

Fixed charges:
Interest expense	2,291
One-third of rents, net of income from subleases (a)	146

Total fixed charges	2,437

Add: Equity in undistributed loss of affiliates	29

Income before income tax expense and fixed charges, excluding capitalized interest	$7,003

Fixed charges, as above	$2,437

Preferred stock dividends (pre-tax)	240

Fixed charges including preferred stock dividends	$2,677

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.62

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$2,677

Add: Interest on deposits	844

Total fixed charges including preferred stock dividends and interest on deposits	$3,521

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$7,003

Add: Interest on deposits	844

Total income before income tax expense, fixed charges and interest on deposits	$7,847

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.23

(a)	The proportion deemed representative of the interest factor.